

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02012995

NO ACT
P.E 12-7-01
1-04928

January 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

Robert T. Lucas III
Assistant General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Re: Duke Energy Corporation
Incoming letter dated December 7, 2001

Dear Mr. Lucas:

This is in response to your letter dated December 7, 2001 concerning the shareholder proposal submitted to Duke Energy by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter from the proponent dated January 15, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Jerry J. O'Connor
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street NW
Washington, DC 20005



Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 7, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting – Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy;

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter, dated November 19, 2001; and

(3) the opinion of Edward M. Marsh, Esq., Deputy General Counsel of the Company, with respect to matters of North Carolina law as set forth herein, attached as Exhibit B hereto, which is provided in accordance with Rule 14a-8(j)(2)(iii).

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(6) – The Proposal Is Improper Because the Company Lacks the Power or Authority to Implement the Proposal.

The Proposal requests "that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as 'golden parachutes'."

The text of the above resolution is substantially identical to the resolution contained in a shareholder proposal submitted to the Goldfield Corporation which the Staff recently held to be excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Specifically, the Staff held in Goldfield (March 28, 2001) that the proposal was excludable under such Rules "because it may cause Goldfield to breach its existing severance agreements." In Goldfield the resolution provided "that the shareholders of Goldfield urge the Board of Directors to seek shareholder approval for all present and future executive officer severance pay agreements." The proposal to Goldfield also stated in its concluding sentence: "We urge all shareholders to VOTE "FOR" this proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted." That conclusion is exactly identical to the concluding statement in the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy materials if the company lacks the power or authority to implement the proposal. Specifically, the Company's Board lacks the authority to implement the Proposal with respect to the existing agreements specified therein. With respect to such agreements, the Proposal would have the Board engage in actions that, if shareholder approval is denied, may cause the Company to breach the existing agreements, agreements which were negotiated at arms-length and are fully executed and binding contracts under applicable law. We note that none of the existing agreements was made conditional upon receiving the affirmative vote of the Company's shareholders. We also note that the terms of those agreements do not provide that the Company or its Board may unilaterally modify or rescind the agreements whenever it chooses to do so.

The Staff has determined that shareholder proposals that may cause a company to breach existing contractual obligations may be excluded under Rule 14a-8(i)(6). In NetCurrents, Inc. (reconsidered June 1, 2001) a proposal requesting that the NetCurrents board repeal all "golden parachutes" issued to officers, executives and/or directors described in the company's annual report was held to be excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) "because it may cause NetCurrents to breach existing employment agreements or other contractual obligations." In NetCurrents, Inc. (reconsidered June 1, 2001) a second proposal, which sought to replace existing executive compensation, was held to be excludable on the same basis. In Whitman Corporation (February 15, 2000) the Staff held that Whitman could omit from its proxy materials a proposal to unilaterally rescind an existing agreement with another company under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause Whitman to breach an existing contract.

The fact that the Proposal requests, rather than mandates, Board action does not alter the analysis, as the Staff's replies with respect to the Goldfield and the two NetCurrents proposals (see supra) attest. As argued in International Business Machines Corporation (February 27, 2000), "Whether recommending or mandating that the Board breach a valid contract would result in an unlawful breach were the Board to act on the Proposal."

The Company respectfully requests the Staff to confirm that it will not recommend any enforcement action if the Company omits the Proposal from its 2002 proxy materials pursuant to Rule 14a-8(i)(6) on the aforementioned basis.

II. Rule 14a-8(i)(2) – The Proposal Is Improper As It Would Cause the Company to Violate North Carolina Contract Law.

Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

The Proposal requests the Board to seek shareholder approval for certain presently existing agreements under which the Company has binding contractual obligations. Each such agreement was negotiated at arms-length and is a fully executed contract under the laws of North Carolina. Accordingly, the Proposal requests the Company to put to a shareholder vote agreements under which the Company is already obligated and benefits which have already been granted. Complying with a mandate of the shareholders denying approval to any such agreements may cause the Company to violate those agreements under the laws to which they are subject. Presumably if the Company's shareholders disapprove a presently existing contract, the Company's Board would be expected to renegotiate or terminate it at once.

To the extent that the Proposal may cause the Company to engage in violations of applicable law, the Company could become subject to liability under North Carolina law under the terms of those agreements. Since the business judgment rule would not protect decisions by the Company's directors or management that constitute fraud, illegality or ultra vires conduct, acting on the Proposal may subject the Company's directors to additional liability since the Proposal may lead the Company's Board to act unlawfully in implementing it.

The Staff has consistently recognized that proposals that would or may cause a company to breach existing contracts or to otherwise violate applicable law may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(2). In International Business Machines Corporation (February 27, 2000) a shareholder proposal requesting that the Board seek to terminate and renegotiate the retirement package of that company's chief executive officer was found to be excludable under Rule 14a-8(i)(2). In International Business Machines Corporation

(December 15, 1995) a proposal requesting the IBM board to reduce the compensation of three executive officers was also held to be excludable under Rule 14a-8(c)(2) (the predecessor rule to Rule 14a-8(i)(2)), since it could cause IBM to violate state law by causing a breach of existing contracts. In Citizen's First Bancorp, Inc. (March 24, 1992) a proposal to terminate the severance agreements of two executives was held excludable under Rule 14a-8(i)(2) as a breach of contract in violation of applicable state law. The Staff has also held shareholder proposals to be excludable in Goldfield Corporation, NetCurrents, Inc. and Whitman Corporation, supra, on a similar basis.

The Company respectfully requests the Staff to confirm that it will not recommend any enforcement action if the Company omits the Proposal from its 2002 proxy materials pursuant to Rule 14a-8(i)(2). In accordance with Rule 14a-8(j)(2)(iii) the supporting opinion of Edward M. Marsh, Esq., Deputy General Counsel of the Company, is attached as Exhibit B hereto with respect to matters of North Carolina law discussed herein.

III. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any

610301.5
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material fact necessary to make the statements therein not false or misleading." In Philadelphia Electric Company (July 30, 1992) the Staff found that a proposal that was so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, may be omitted from the proxy materials pursuant to Rule 14a-8(c)(3) (the predecessor rule to Rule 14a-8(i)(3)). In Dial Corporation (January 27, 1998), the Staff similarly found the proposal to be excludable because it was vague and indefinite on a similar basis.

The Proposal contains a number of such misleading or vague and indefinite statements, which are specified below.

(1) The Proposal is vague and misleading with respect to precisely which agreements the Proponent would have the Company's Board present to shareholders for their approval. The Proposal refers—in order of appearance in the Proposal— to: "executive officer severance pay agreements, "senior executive severance or termination pay agreements," "severance and change-in-control agreements with key executives," "the severance agreements for Messrs. Priory, Coley, Fowler and Osborne" and "the change-in-control agreements for Messrs. Priory, Padewer, Coley, Fowler and Osborne," and "executive officer severance agreements." As a result, the individual employees whose agreements would be covered by the Proposal range from seven or eight *executive officers* to the five *named officers* included in the Summary Compensation Table of the Company's 2001 Proxy Statement to a variable number of *key executives*, differing according to time and circumstance. Also, the kinds of agreements

610301.5
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covered by the Proposal range from "severance pay agreements," to "severance or termination pay agreements," to "severance and change-in-control agreements," to "severance agreements," with the result that the various statements made by the Proponent have different meanings with respect to the different kinds of agreements cited. Moreover, to add to the ambiguity, the first two kinds of agreements—"executive officer severance pay agreements" and "senior executive severance or termination pay agreements"—are described identically as "commonly referred to "golden parachutes," notwithstanding differences between them.

The Proposal speaks in terms of different kinds of agreements which relate to different categories of employees. Because of this vagueness and the internal inconsistency that results, the Proposal would be difficult for the Company's Board to implement and for shareholders to evaluate and vote on.

(2) The Proposal is misleading because it does not disclose to the Company's shareholders the consequences of its implementation. Since the Proposal is silent on how the Company's Board is to proceed once a shareholder vote has been taken, the Company's Board would be unable to determine with any certainty how the Proposal should be implemented if adopted. This uncertainty applies with respect to both the presently existing agreements and any future agreements.

(3) The Proposal is misleading because it does not reveal that implementation of the Proposal might result in significant delays in the ability of the Company to hire key executives and significant administrative costs in seeking shareholder approvals. Specifically, because a shareholder vote may be required with respect to each agreement covered by the Proposal, a delay of up to one year in executing agreements with new executive officers might occur if shareholder votes are sought at the Company's annual shareholder meetings or might result in substantial and multiple administrative costs if shareholder votes are sought at special shareholder meetings.

Since the Proposal is vague and misleading regarding the agreements to which it pertains and misleading with respect to its consequences, the Company respectfully submits that the Proposal is vague and misleading in its most essential parts and believes it may be properly omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

Recently, the Staff indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

We respectfully request confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above.

As required by Rule 14a-8(j), a copy of this letter, including the attached exhibits, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the Staff's response on or before January 15, 2002.

Should you disagree with the conclusions in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,



Robert T. Lucas III

Enclosures

cc: Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, D.C. 20005
Attn: Mr. Jerry J. O'Connor

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

RESOLVED, that the shareholders of Duke Energy Corporation ("Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

Supporting Statement

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interest than their board responsibilities to the company they are empowered to lead.

Our Company currently has very generous severance and change-in-control agreements with key executives that provide for payments and other benefits if the executive is terminated without "cause" of if a change in control occurs. The Company's proxy statement describes these plans:

The severance agreements for Messrs. Priory, Coley, Fowler and Osborne provide for severance payments and benefits to the executive in the event of termination of employment other than upon death or disability or for "cause" (as defined in the severance agreements) by Duke Energy as follows: (1) a lump-sum payment equal to two times the sum of the executive's then-current base salary and target bonus, . . . (2) a lump sum payment equal to the present value of the amount Duke Energy would have contributed or credited to the executive's pension and savings accounts during the two years following the termination date; (3) continued medical, dental and basic life insurance coverage. . . and (4) continued vesting of long-term incentive awards. . . .

The change-in-control agreements for Messrs. Priory, Padewer, Coley, Fowler and Osborne provide for payments and benefits to the executive in the event of termination of employment for "good reason" by the executive or other than for "cause" by Duke Energy within a two-year period following a "change-in-control" . . . as follows: (1) a lump-sum payment equal to the sum of the executive's then-current base salary and target bonus, for each year of the three-year period after termination, including a pro rata amount for any partial years in such period, plus a pro rata amount of the executive's target bonus for the year in which the termination occurs. . . .

The justification offered for the granting of these generous benefits is that they are necessary to attract and retain talented executives and keep them motivated to achieve strong performance. We believe that the very generous compensation these individuals receive as well as their fiduciary duties to shareholders should provide sufficient motivation for these executives to perform their duties. We also believe that shareholders should be informed of the amount of these golden parachute payments for which our Company is potentially liable and be given the right to approve or disapprove them.

We urge all shareholders to VOTE "FOR" this Proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

WE URGE YOU TO VOTE FOR THIS PROPOSAL

Exhibit B



Edward M. Marsh, Jr.
Deputy General Counsel
and Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8114 OFFICE
(704) 382-8137 FAX
emarsh@duke-energy.com

December 7, 2001

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

Gentlemen:

I am Deputy General Counsel of Duke Energy Corporation, a North Carolina corporation ("Duke Energy"). I have reviewed the severance or termination pay and change-in-control agreements of the executive officers of Duke Energy (the "Agreements") in connection with your request for an opinion as to whether a proposal by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), a shareholder of Duke Energy, if implemented by the Board of Directors without reference to the terms of the Agreements, would constitute a violation of the laws of the State of North Carolina. In connection with my review, I have examined such matters as I have deemed appropriate to render the opinion set forth herein.

The Fund has proposed that shareholders take action on the following proposal:

> RESOLVED, that the shareholders of Duke Energy Corporation ("Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

Based upon my analysis of the Agreements and relevant case law, I am of the opinion that the proposal set forth by the Fund, if implemented by the Board of Directors without reference to the terms of the Agreements, would result in an unlawful breach by the Company of its existing Agreements and subject the Company to liability for damages under North Carolina law.

I am a member of the Bar of the State of North Carolina and do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of North Carolina. Therefore, the opinion set forth herein is limited to the laws of the State of North Carolina.

Very truly yours,



Edward M. Marsh, Jr.



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

January 15, 2002

Office of Chief Counsel
Division of Corporate Finance
US SEC
450 Fifth Street, NW
Washington, DC 20549

Re: Response to Duke Energy Corporation's Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to Duke Energy Corporation's ("Duke" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to Duke for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended ("the Act"), six paper copies of the Fund's response are hereby included; and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors seek shareholder approval for present and future executive officer severance agreements, commonly referred to as "golden parachutes." Duke seeks to omit the proposal, citing Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6) under the Act. For the reasons discussed below, the Company's arguments should be rejected and the Fund's Proposal should be included in Duke's 2002 proxy materials.

Duke argues that the Proposal is excludable under Rules 14a-8(i)(2) and (i)(6) because it might cause the Company, possibly, to breach existing agreements, which the Company contends is impossible and/or a violation of applicable state law. Duke relies on the Staff's recent decision in *Goldfield Corporation* (March 28, 2001). Duke argues:

> The text of the above resolution is substantially identical to the resolution contained in a shareholder proposal submitted to the Goldfield Corporation which the Staff recently held to be excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Specifically, the Staff held in Goldfield (March 28, 2001) that the proposal was excludable under such Rules 'because it may cause Goldfield to breach its existing severance agreements.'

The Company fails to note the full Staff determination in *Goldfield*, which provides in pertinent part:

> There appears to be some basis for your view that Goldfield may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Goldfield to breach its existing severance agreements. **It appears this defect could be cured, however, if the proposal were revised to apply to approval of only future contractual obligations.** (emphasis added)

The Fund is prepared to make such revisions if the Staff so instructs.

The Company also argues that the proposal is excludable under Rule 14a-8(i)(3) because, it contends, it is false and misleading. The Company then notes that the Proposal might apply to either the five named officers in the Summary Compensation Table of the Company's Proxy Statement or to seven or eight executive officers. The language of the proposal is clear. The Fund requests that the Board seek shareholder approval for "executive officer" severance agreements. In the Supporting Statement certain examples from the Company's most recent Proxy Statement are provided to demonstrate the exceedingly generous severance agreements the Company has provided. These examples do not mislead, nor are they vague. The Proposal makes an appropriate request, and shareholders are entitled to vote on this matter.

For all these reasons, we respectfully submit that the Company's Request should be denied and the Proposal included in Duke's proxy materials.

Sincerely,



Jerry J. O'Connor
Trustee

Copy to Robert T. Lucas III, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 7, 2001

The proposal requests the board of directors to seek shareholder approval for all present and future executive officer severance pay agreements.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Duke Energy to breach its existing severance agreements. It appears this defect could be cured, however, if the proposal were revised to apply to approval of only future contractual obligations. Assuming the proponent provides Duke Energy with a proposal revised in this manner, within seven calendar days after receiving this letter, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Duke Energy may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Gurzenski
Attorney-Advisor